Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 and 333-86530 of Newmont Mining Corporation of our report dated June 29, 2015 with respect to net assets available for benefits of Retirement Savings Plan for Hourly-Rated Employees of Newmont as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Retirement Savings Plan for Hourly-Rated Employees of Newmont.

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.
Denver, Colorado
June 29, 2015